November 30, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Susan Block

100 F Street, N.E.

Washington, D.C. 20549

Re:	America First Multifamily Investors, L.P.
Registration Statement on Form S-3 filed on November 23, 2022
File No. 333-268538

Dear Ms. Block:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, America First Multifamily Investors, L.P. (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EST) on Friday, December 2, 2022, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request. In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Jesse A. Coury

Jesse A. Coury

Chief Financial Officer

cc: Kenneth C. Rogozinski, America First Multifamily Investors, L.P.

David P. Hooper, Esq., Barnes & Thornburg LLP

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